July 16, 2007



VIA EDGAR AND FACSIMILE

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Gateway Energy Corporation
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 30, 2006
                  File No. 0-06404

Dear Mr. Moran:

By letter dated November 11, 2006 ("Staff Letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-KSB for the year ended December 31, 2005 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

     1. We note your response to comment five in our letter dated October 2, 2006. The Madisonville Pipeline Facility, as previously owned, provided you the right to process, buy, sell and transport natural gas and was included in the onshore operations reporting segment. The sale may have eliminated the cash flows for processing, buying and selling natural gas, but it did not eliminate transportation cash flows nor did it eliminate cash flows for the onshore operations segment. Please tell us why your ownership interest in the use of the 10" pipeline does not represent a significant continuing involvement and prevent you from meeting both criteria in paragraph 42 of SFAS No. 144. Please address whether or not you earn transportation fees from the plant. Please tell us how the Madisonville Pipeline Facility, excluding the 10" pipeline, is considered to be a separate component rather than part of the larger cash flow generating group, onshore operations. Specifically compare the cash flows generated by the Madisonville Pipeline Facility and onshore segment, both before and after the sale, and tell us how the cash flows for each have been eliminated from your ongoing operations. A detailed analysis may substantiate your conclusion.

Company Response:

          The Company feels that it no longer has a significant involvement in the Madisonville Pipeline Facility ("MPF") as previously owned due to the following facts:

Mr. Michael Moran

Securities and Exchange Commission

July 16, 2007

Page 2


     - For the seven month period ended July 31, 2005, the amount of revenues attributed to the 10" pipeline was $171,030 compared to $9,661,596 for the portion of the project that was sold.

     - For the seven month period ended July 31, 2005, the amount of Income net of taxes attributable to the 10" pipeline was $78,942 compared to $269,694 for the portion of the project that was sold.

     - The original MPF had two agreements tied to it, a Restated Master Agreement and a Transportation Agreement. The Restated Master Agreement pertained to the processing, buying, and selling of natural gas and the Transportation Agreement pertained to the transporting of natural gas. The Restated Master Agreement was sold to the buyer as of July 2005.

     Due to the above facts, the Company feels that it has met the both requirements under SFAS No. 144, Paragraph 42.

     Currently, the Company does earn transportation fees from the plant.

     Before the sale of the MPF, excluding the 10" pipeline, the Company reported the cash flows from the MPF as a part of the larger group, onshore operations.

     The cash flows are as follows for the seven months ended July 31, 2005:



     Before the sale of the MPF: MPF, excluding the 10" pipeline - $504,172

                           MPF 10" pipeline -                      $131,775

                           Remainder of onshore operations -       $409,442



     The cash flows are as follows for the seven months ended July 31, 2006:



     After the sale of the MPF: MPF 10" pipeline -                 $  59,303

                                Remainder of onshore operations -   $470,689

Mr. Michael Moran

Securities and Exchange Commission

July 16, 2007

Page 3



     The Company appreciates the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.

                                            Sincerely,



                                            /s/  Christopher Rasmussen
                                            -----------------------------------
                                                 Christopher Rasmussen